Mail Stop 3561

August 26, 2008

George H. Glatfelter II, Chairman and CEO
P.H. Glatfelter Company
96 South George Street, Suite 500
York, Pennsylvania 17401

  Re: P.H. Glatfelter Company
    Form 10-K for fiscal year ended December 31, 2007
    Filed March 13, 2008
    File No. 001-03560

Dear Mr. Glatfelter:

  We have no further comments. If you have any questions, please contact Edwin S. Kim at (202) 551-3297.

           Sincerely,

           John Reynolds
           Assistant Director

cc: John P. Jacunski, CFO
   Fax: (717) 846-7208